Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of May, 2011	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Natuzzi S.p.A. Announces the Appointment of Pasquale Natuzzi as Chairman and CEO

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--May 2, 2011--The new Board of Directors of Natuzzi S.p.A. (NYSE:NTZ), Italy’s largest furniture manufacturer and world’s leading manufacturer of leather-upholstered furniture, today announced that Pasquale Natuzzi has been appointed as Chairman and Chief Executive Officer of Natuzzi S.p.A..

As previously announced, the General Shareholders Meeting, held on April 28th 2011, appointed the new Board of Directors, for the period 2011-2013.

Pasquale Natuzzi, Anna Maria Natuzzi, Antonia Isabella Perrone, Maurizia Iachino Leto di Priolo and Giuseppe Antonio D’Angelo have been confirmed.
The newly appointed directors are: Giuseppe Desantis, (General Manager of GTS S.p.A.), Pietro Scott Iovane (CEO of Microsoft Italy), Giuseppe Marino (Professor of Tax Law at the University of Milan), and Andrea Martinelli (Chief Operating Officer of Metro Cash & Carry International).

About Natuzzi
Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 518.6 million in 2010. Natuzzi is Italy's largest furniture manufacturer. Natuzzi Group exports its innovative high-quality sofas and armchairs to 130 markets on five continents under two brands, Natuzzi and Italsofa. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company's market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001

CONTACT:
Natuzzi Investor Relations
Silvia Di Rosa
cell +39 335 78 64 209
sdirosa@natuzzi.com
or
Natuzzi Corporate Communication
Cell.: +39 335 7276939
Giacomo Ventolone
gventolone@natuzzi.com
or
Tel.: + 39 080 8820676
Vito Basile (Ufficio Stampa)
vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	May 2, 2011	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi